April 14, 2014

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: TOA Holdings, Inc.

Response to Staff Letter April 10, 2014

Form S-1/A

Filed April 7, 2014

File No. 333-192388

To the men and women of the SEC:

On behalf of TOA Holdings, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated April 10, 2014 addressed to Mr. Hajime Abe, the Company’s President, Secretary and Director, with respect to the Company’s filing of its S-1/A on April 7, 2014.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

Certain Relationships and Related Transactions, page 27

1. We note your response to prior comment 3 and reissue it in part. Please revise your disclosure in the prospectus to clarify why you have made an advance payment that is treated as a “loan” to Mr. Abe’s in the amount of $37,646 for “trade receivables” that are due to you.

COMPANY RESPONSE

The previous has been amended on page 27 with the addition of the following: “As of December 31, 2013, the Company’s bank account was unavailable for overseas remittance and had to remit through another bank. As of April 22, 2014, the Company has completed the payment for trade receivables and had no advance payment.”

Note 6 – Subsequent Events, page F9

2. We are re-issuing prior comment 4 as we do not understand your response to our prior comment. If you would like to discuss your response, please contact us at your earliest convenience.

COMPANY RESPONSE

We made these accounting transaction by JPY base.

On November 20, 2013, the Company transferred JPY 7,280,000 to Hajime Abe as advance payment for the purpose of payment of trade payables and expenses.

On November 20, 2013, the Company offseted advance payment to Hajime Abe of JPY 3,315,838 advance payment to Hajime Abe by account payable to Hajime Abe.

As of December 31, 2013, the balance of advance payment was JPY 3,964,162. (7,280,000 - 3,315,838)

As of December 31,2014, we translated the balance of assets to USD base by the current rate and the current exchange rate was JPY 105.30. The result of translation was $37,646.

From October 1, 2013 through December 31, 2013, we increased $37,646 of the advance payment and this was reflected to the consolidated statement of cash flows for the term.

Exhibits 23.1 and 23.2 3.

We note the date of your consents is March 26, 2014. Please monitor the need to file currently dated consents with each amendment to your registration statement. Refer to Item 601(23) of Regulation S-K.

COMPANY RESPONSE

We will monitor the need to file currently dated consents as per Item 601(23) of Regulation S-K.

*We are not requesting acceleration but do acknowledge the following:

 -Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: April 14, 2014

/s/ Hajime Abe

President & CEO